Exhibit 99.1

Bright Scholar to Hold Extraordinary General Meeting on December 10, 2021

FOSHAN, China, November 15, 2021 /PRNewswire/ — Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), a global premier education service company, today announced that it would hold an extraordinary general meeting of shareholders at No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, The People’s Republic of China on December 10, 2021 at 10:00 a.m., Beijing Time (GMT+8). The extraordinary general meeting is held for the purpose of considering and approving certain business disposal plan (the “Plan”) in response to the amended Implementation Regulations of the Law on the Promotion of Private Education of the People’s Republic of China, which became effective on September 1, 2021. The details of the Plan are specified in the Proxy Statement furnished to the Securities and Exchange Commission by the Company’s board of directors (the “Board”) dated November 15, 2021, which is also available free of charge on the investor relations section of our website at http://ir.brightscholar.com/. The Board has fixed November 15, 2021 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the extraordinary general meeting or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the extraordinary general meeting and any adjournment or postponement thereof in person.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, which primarily provides quality international education to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507